Exhibit 2.2

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of our capital stock and our articles of incorporation, including a summary of the relevant provisions of applicable share handling regulations, of the Companies Act and the Act on Book-Entry Transfer of Company Bonds, Shares, etc. of Japan (Shasai Kabushiki tou no Furikae ni kansuru Houritsu) (Act No. 75 of 2001, as amended) (including regulations promulgated thereunder, the “Book-Entry Act”) relating to joint-stock corporations (kabushiki kaisha), and of certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation and the applicable share handling regulations.

We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by our common shares as described below, and our shareholders’ liability is limited to the amount of their respective holdings in such shares.

Description of Our Share Capital

As of December 31, 2025, our authorized capital stock consisted of 40,000,000 common shares, and there were 11,550,000 common shares outstanding. As of December 31, 2025, there were approximately 32 record holders of our common shares.

All currently outstanding common shares are fully-paid and non-assessable.

Changes in Capital

Under our articles of incorporation, any changes in capital, such as a share issuance, stock split, consolidation of shares, or issuance of share options, among others, require a majority vote of our common shareholders, as described under “—Voting Rights and Shareholder Meetings” below.

Voting Rights and Shareholder Meetings

Our articles of incorporation provide that each annual meeting of our shareholders must be held within three months after the end of each fiscal year. Our fiscal year ends on December 31, and therefore, we must hold our annual shareholders’ meeting by the end of March of each following year. In addition, shareholders meetings to consider and vote on extraordinary matters may be held as necessary, provided that we satisfy all of the procedural requirements under both our articles of incorporation and the Companies Act.

Our common shares allocate one vote per share at shareholders’ meetings. Our articles of incorporation provide for a simple majority approval on most matters submitted for shareholder vote, unless otherwise required by laws or regulations. As required by law, and as referenced in our articles of incorporation, a two-thirds majority approval is required for any votes on matters specified in Article 309, Paragraph (2) of the Companies Act, which cover, in relevant part, treasury stock purchases, purchases of an entire class of shares, and stock consolidations. Any amendment to our articles of incorporation must be approved by our shareholders at a shareholders’ meeting.

Pre-Emptive Rights

Holders of common shares have no pre-emptive rights under our articles of incorporation.

Dividend Rights

We may issue dividends upon a resolution of our common shareholders. Although we have paid dividends to shareholders in the past, the payment of future dividends on our common shares, if any, will be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our common shareholders may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business.

Under the Companies Act, we may distribute surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a)	the amount of surplus, as described below;

(b)	in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net income for such period described in the statement of income constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury shares that we disposed of during such period;

(c)	the book value of our treasury shares;

(d)	in the event that we disposed of treasury shares after the end of the previous fiscal year, the amount of consideration that we received for such treasury shares;

(e)	in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f)	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of share capital, additional paid-in capital and legal earnings reserve, each such amount as it appears on the balance sheet as of the end of the previous fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of “surplus” is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:

(I)	the aggregate of other capital surplus and other retained earnings at the end of the previous fiscal year;

(II)	in the event that we disposed of treasury shares after the end of the previous fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(III)	in the event that we reduced our share capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal earnings reserve (if any);

(IV)	in the event that we reduced additional paid-in capital and/or legal earnings reserve after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to share capital (if any);

(V)	in the event that we cancelled treasury shares after the end of the previous fiscal year, the book value of such treasury shares;

(VI)	in the event that we distributed surplus after the end of the previous fiscal year, the aggregate of the following amounts:

(1)	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

(2)	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

(3)	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

(VII)	the aggregate amounts of (1) through (4) below, less (5) and (6) below:

(1)	in the event that the amount of surplus was reduced and transferred to additional paid-in capital, legal earnings reserve and/or share capital after the end of the previous fiscal year, the amount so transferred;

(2)	in the event that we distributed surplus after the end of the previous fiscal year, the amount set aside in additional paid-in capital and/or legal earnings reserve;

(3)	in the event that we disposed of treasury shares in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company, or (z) a share exchange (kabushiki kokan) in which we acquired all shares of a company after the end of the previous fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(4)	in the event that the amount of surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the previous fiscal year, the amount so reduced;

(5)	in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company, or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the aggregate amount of (i) the amount of the other capital surplus after such merger, corporate split or share exchange, less the amount of other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of the other retained earnings after such merger, corporate split or share exchange, less the amount of other retained earnings before such merger, corporate split or share exchange; and

(6)	in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the previous fiscal year, the amount of other capital surplus increased by such payment.

In Japan, the “ex-dividend” date and the record date for any distribution of surplus come before the date a company determines the amount of distribution of surplus to be paid.

Liquidation Rights

In accordance with the Companies Act, liquidations must be approved by common shareholders holding at least a two-thirds majority of the shares present at a meeting where a quorum of one-third of the issued and outstanding shares with voting rights is present.

Transfer Agent

Under Article 8 of our articles of incorporation, we are required to have a shareholder registry administrator. The shareholder registry administrator and the shareholder registry administrator’s location for handling share-related affairs must be determined pursuant to a resolution of our board of directors. The preparation and keeping of the register of shareholders and the register of our stock acquisition rights and other administrative affairs relating to the register of shareholders and the register of stock acquisition rights shall be entrusted to shareholder registry administrator, and such administrative affairs shall not be handled by us unless it is deemed necessary. Our current shareholder registry administrator is Computershare Trust Company, N.A.

Limitations on Liability

Our articles of incorporation permit us to exempt, by resolution of our board of directors, corporate auditors from liabilities arising in connection with their failure to execute their duties in good faith (but without gross negligence), to the fullest extent permitted by the Companies Act. In addition, our articles of incorporation permit us to exempt, by resolution of our board of directors, directors from liabilities arising in connection with any failure to execute their duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), to the fullest extent permitted by the Companies Act. Should our board of directors, exempt a corporate auditor or director from any such liabilities, our rights and those of our shareholders to file shareholders’ derivative suits on behalf of our Company to recover monetary damages from such director or corporate auditor for breach of their duties under the Companies Act will be eliminated or reduced. However, exculpation does not apply to any director or corporate auditor if they have breached their duties under the Companies Act intentionally (koi) or by gross negligence (ju-kashitsu). Furthermore, we may enter into agreements for the limitation of liabilities with our independent directors and corporate auditors. If we do so, we expect that these agreements will eliminate or reduce our rights and those of our shareholders as described above.

Articles of Incorporation

Objective of our Company under our Articles of Incorporation

We have broad authority under Article 2 of our articles of incorporation to conduct our lines of business.

Provisions Regarding Our Directors

With respect to the election of our directors, each director must be voted in by a majority of our common shareholders entitled to vote at a common shareholders’ meeting where shareholders holding one-third or more of the voting rights entitled to vote are present. Additionally, any resolution regarding the election of a director cannot be adopted by cumulative voting.

Rights of Shareholders of our Common Shares

Under the Companies Act and our articles of incorporation, holders of our common shares have, among others, the following rights:

●	the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting;

●	the right to vote at a shareholders’ meeting (cumulative voting for the election of directors is not allowed under our articles of incorporation);

●	the right to receive surplus in the event of a liquidation; and

●	the right to require us to purchase shares subject to certain requirements under the Companies Act when a shareholder opposes certain resolutions, including (i) the transfer of all or material part of our business, (ii) an amendment to our articles of incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) a company split, or (v) a merger, all of which must, as a general rule, be approved by a special resolution adopted at a shareholders’ meeting.

Under the Companies Act, a company is permitted to make a distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for under the Companies Act and the applicable ordinance of the Ministry of Justice as of the effective date of such distribution of surplus. The amount of surplus at any given time shall be the amount of the Company’s assets and the book value of the Company’s treasury stock after subtracting and adding the amounts of the items provided for under the Companies Act and the applicable ordinance of the Ministry of Justice.

A shareholder is generally entitled to one vote per share at a shareholders’ meeting. In general, under the Companies Act and our articles of incorporation, a shareholders’ meeting may adopt an ordinary resolution by a majority of the voting rights presented at the meeting. The Companies Act and our articles of incorporation require a quorum of not less than one-third of the total number of voting rights in connection with the election of directors and statutory auditors. Under the Companies Act, to avoid exercising improper control in a form of mutual shareholding, an institutional shareholder, 25% or more voting rights of which are directly or indirectly held by us, does not have voting rights at our shareholders’ meeting. We have no voting rights with respect to our own common shares that we hold. Shareholders may exercise their voting rights through proxies, provided that a shareholder may appoint only one other shareholder who has voting rights as its proxy.

With respect to a special resolution, while the Companies Act generally requires a quorum of the majority of the total number of voting rights and approval of two-thirds of the voting rights presented at the meeting in connection with any material corporate actions, it allows a company to reduce the quorum for such special resolutions pursuant to its articles of incorporation to one-third (or greater than one-third) of the total number of voting rights.

The Companies Act provides additional specific rights for shareholders owning a substantial number of voting rights.

A shareholder holding 90% or more of the total number of voting rights of all shareholders has the right to demand that all other shareholders sell their shares to such shareholder who holds 90% or more of the voting rights.

Shareholders holding 10% or more of the total number of voting rights of all shareholders, or 10% or more of the total number of our outstanding shares, have the right to apply to a court of competent jurisdiction for our dissolution.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders for six months or more have the right to demand the convening of a shareholders’ meeting.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, for six months or more have certain rights under the Companies Act, which include the right to:

●	apply to a competent court for removal of a director or a corporate auditor where a fraudulent act or a significant event violating laws and regulations or our Articles of Incorporation exists with respect to performance of duties of such director or corporate auditor, and removal by shareholders at a meeting has been denied; and

●	apply to a competent court for removal of a liquidator.

Shareholders holding 3% or more of the total number of voting rights of all shareholders have the right to object to the exculpation of a director or a corporate auditor from certain liabilities.

Shareholders holding 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, have certain rights under the Companies Act, which include the right to:

●	examine our accounting books and documents and make copies of them; and

●	apply to a competent court for the appointment of an inspector to inspect our operation and/or financial condition where an event casting doubt on a fraudulent act or a significant fact violating laws and regulations or our Articles Incorporation exists with respect to operation of the Company.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to apply to a competent court for the appointment of an inspector to review the correctness of the convocation and voting procedures of a shareholders’ meeting.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders, or 300 or more voting rights, for six months or more have the right to demand that certain matters be added to the agenda items at a shareholders’ meeting.

Shareholders who have held any number of shares for six months or more have the right to demand that we take certain actions under the Companies Act, which include the rights to demand:

●	the institution of an action to enforce the liabilities of our directors or corporate auditors;

●	the institution of an action to disgorge from a recipient the benefit of a proprietary nature given in relation to the exercise of the right of a shareholder; and

●	on our behalf, that a director ceases an illegal or ultra vires action.

There are no provisions under the Companies Act or our articles of incorporation which force shareholders to make additional contributions when requested by us.

Under the Companies Act, in order to change the rights of shareholders which are stipulated and defined in our articles of incorporation, we must amend our articles of incorporation. Amendments must, as a general rule, be approved by a special resolution of our shareholders.

Annual meetings and special meetings of shareholders are convened by our Chief Executive Officer based on a resolution of our board of directors. Under our articles of incorporation, shareholders of record as of December 31 of each year have the right to attend our annual shareholders’ meeting. We may, by prescribing a record date, determine the shareholders who are stated or recorded in the shareholder registry on the record date as the shareholders entitled to attend and take action at a special shareholders’ meeting, and in this case, we are required to make a public notice of the record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

Our Acquisition of our Common Shares

Under applicable laws of Japan, we may acquire our common shares:

(i)	from a specific shareholder (other than any of our subsidiaries), pursuant to a special resolution of a shareholders’ meeting; or

(ii)	from any of our subsidiaries, pursuant to a resolution of our board of directors.

In the case of any acquisition made by way of (i) above, any other shareholder may request within a certain period of time provided under the applicable ordinance of the Ministry of Justice before a shareholders’ meeting that we also purchase the shares held by the requesting shareholder, unless the purchase price or any other consideration to be delivered in exchange for the acquisition of common shares does not exceed the market price of our common shares calculated by the method prescribed in the applicable ordinance of the Ministry of Justice.

In general, an acquisition by us of our common shares must satisfy certain requirements, including that the total amount of the acquisition price may not exceed the distributable amount.

We may hold the common shares which we acquired pursuant to (i) and (ii) above, or we may cancel such shares by a resolution of our board of directors. We may also dispose of such shares pursuant to a resolution of our board of directors, subject to other requirements applicable to the issuance of shares under the Companies Act.

Restrictions on Holders of our Common Shares

There are no restrictions with respect to non-residents of Japan or foreign shareholders holding our common shares or on the exercise of voting rights. However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file with our transfer agent its temporary address to receive notices in Japan or that of a standing proxy having any address or residence in Japan.

There are no provisions in our articles of incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

There are no provisions in our articles of incorporation or other subordinated rules regarding an ownership threshold, above which shareholder ownership must be disclosed.

There are no provisions in our articles of incorporation governing changes in our capital that are more stringent than is required by law.